Exhibit 99.8

NICE Actimize SURVEIL-X Wins 2024 RegTech Insight Awards Europe for Best
e-Comms Surveillance Solution

The award highlighted NICE Actimize SURVEIL-X Communication surveillance and its coverage for all communication modalities

Hoboken, NJ, August 14, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business was named a category winner in A-Team Group's 2024 RegTech Insight Awards Europe for “Best e-Comms Surveillance Solution.” Following its shortlisting by a panel of judges, NICE Actimize and its cloud-based SURVEIL-X Communication Surveillance solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

The SURVEIL-X Communication Surveillance solution provides comprehensive surveillance coverage for all communication modalities (email, chat, video, and voice), asset classes and languages, in a single cloud-ready solution. SURVEIL-X Communication includes such advanced features as natural language understanding (NLU), built-in transcription, contextual querying, integrated case management and interactive dashboards, along with proven risk detection models which weed out false positives, bolsters efficiency, drives down costs and reduce regulatory risk.

“Financial firms today are feeling the pressure from regulators to be able to accurately and effectively monitor all forms of communications in order to detect and prevent misconduct,” said Chris Wooten, Executive Vice President, NICE. “We’re able to bring innovative communication surveillance solutions to market because of the passion and effort of our incredible team, and we thank the judges and voters for the RegTech Insight Awards for their acknowledgement.”

“Congratulations to NICE Actimize for winning the Best e-Comms Surveillance Solution award in this year’s A-Team Group RegTech Insight Awards Europe 2024. These awards celebrate excellence in RegTech solutions, services and consultancy for capital markets across Europe. The winners are selected by A-Team Group’s RegTech Insight community and demonstrate exceptional creativity in building solutions that solve regulatory challenges”, said Angela Wilbraham, CEO of A-Team Group and host of these awards.

The proliferation of new communication modalities and collaboration tools have made regulatory record-keeping more complex and challenging. To learn more about NICE Actimize’s omnichannel, cloud-based ARCHIVE-X which supports communications archiving, please go to our website here.

The 2024 RegTech Insight Awards honored leading technologies and vendors in a range of regulatory technology categories. The awards evaluation criteria for shortlisting considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law

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